FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in these press releases that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, February 19, 2003

Press release

François JACLOT, Director and Vice Chairman of the Management Committee of SUEZ, has resigned from the Board of Directors and is leaving the Group to pursue a new career path.

His responsibilities Finance, Information Systems, and the Communications division, will be divided among several senior executives of the group.

Gérard MESTRALLET, SUEZ Chairman and CEO stated: “Since January 1996, François JACLOT has worked close with me and played a key role in the complete transformation of SUEZ from a diversified financial holding company into an integrated, international, industrial Group. I would like to thank him in the name of the Group for the vital role he has played and to recognize his outstanding, professional, personal and moral qualities”.

François JACLOT remains on the Board of Directors of Société Générale de Belgique which is to merge with Tractebel; he will also carry out various advisory assignments for the Group.

Press contact:	Financial analyst contacts:
Catherine Guillon: (331) 4006 6715	Frédéric Michelland: (331) 4006 6635 Arnaud Erbin: (331) 4006 6489

For Belgium:
Guy Dellicour: 00 322 507 02 77

This release is also available on Internet: http://www.suez.com

Paris, February 19, 2003

Press release

Gérard Mestrallet, SUEZ Chairman and CEO, has made three new appointments to the management team named to carry out the Group’s 2003-2004 action plan and new strategic direction announced January 9, 2003.

Gérard Lamarche has been named SUEZ Executive Vice President—Finance (CFO), with responsibility for financial operations, treasury, tax issues, management control, planning, consolidation, and accounting.

Gérard Lamarche (41), a graduate of the University of Louvain, joined Société Générale de Belgique in 1988 in management control In 1991, Gérard Mestrallet, then CEO of Société Générale de Belgique, appointed him to serve as Advisor for Business Strategy. In this capacity he participated in the strategic refocusing of SGB within Tractebel.

In 1995, upon Gérard Mestrallet’s appointment as Chairman and CEO of SUEZ, Gérard Lamarche was named Special Projects Advisor in the Chairman’s Executive Office. There he participated in the merger between Compagnie de Suez and Lyonnaise des Eaux and was later appointed the new Group’s Senior Vice President responsible for Planning, Control and Accounts Management.

Effective March 2000, Gérard Lamarche was named Director and Senior Executive Vice President and CFO of Ondeo Nalco.

Alongside the Chairman and CEO of Ondeo Nalco, he successfully carried out the merger of Nalco, Calgon and Aquazur and implemented an ambitious cost cutting and debt reduction program which strengthened Ondeo Nalco’s position as world leader in industrial water treatment

Henry Masson has been appointed Group Senior Vice President for Organization and Central Services (insurance, internal audit, purchasing, information systems, logistics) and Chief Risk Officer. He is responsible in particular for centralizing risks.

Henry Masson (51), a graduate of Ecole nationale d’administration (ENA), began his career with Caisse des Dépôts, then Caisse Nationale de Prévoyance (CNP).

He then took up financial posts with Péchiney and CNP before becoming Managing Director of Groupe Meeschaert, and later serving as Chairman of the Executive Committee of SBS-gestion (Swiss Bank Corporation).

In 1996, Henry Masson joined Compagnie Financière de Suez as Chairman and CEO of Banque Monod, later becoming Senior Vice President for Corporate Internal Audit of Suez Lyonnaise des Eaux.

Patrick Ouart appointed General Secretary of SUEZ and Group Ethics Officer

In this capacity, Patrick Ouart is responsible for the Group Legal Department and for managing the staff of the Group’s deliberative bodies (including the Board of Directors, the Business Strategy and Compensation Committees, etc.), as well as for Group Ethics and Corporate Governance issues.

Patrick Ouart (43), a graduate of Ecole Nationale de la Magistrature, was a magistrate in the Civil Affairs Department of the Lille District Court and later Technical Advisor in the Office of the French Prime Minister (Edouard Balladur). He joined SUEZ in 1998.

These three functions, CFO, General Secretary and Chief Risk Officer, report directly to the Chairman and CEO.

Press contact:	Financial analyst contacts:
Catherine Guillon: (331) 4006 6715	Frédéric Michelland: (331) 4006 6635 Arnaud Erbin: (331) 4006 6489

For Belgium:
Guy Dellicour: 00 322 507 02 77

This release is also available on Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : February 20, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary